

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

Via E-mail
Robert L. Hodgkinson
Chief Executive Officer
Dejour Energy Inc.
598-999 Canada Place
Vancouver, BC Canada V6C 3E1

> **Re: Dejour Energy Inc.**
> **Registration Statement on Form F-3**
> **Filed August 27, 2012**
> **File No. 333-183587**
>
> **Form 20-F for Fiscal Year ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-33491**

Dear Mr. Hodgkinson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In addition to the comments set forth in our letter dated September 14, 2012, we have the following engineering comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Information on the Company, page 19

Summary of Oil and Gas Reserves as of Fiscal-Year End Based on Average Fiscal-Year Prices, page 34

1.   We note your disclosure of the $7 million in costs incurred during 2011 to convert proved undeveloped reserves to proved developed reserves as required by Item 1203(c) of Regulation S-K. Expand your disclosure to also address the material changes in your proved undeveloped reserves, including the quantities converted into proved developed reserves during the year. See Item 1203(b) of Regulation S-K.

Reserves Price Sensitivity, page 34

2.   Your cautionary note on page 34 states "the following table contains reserve sensitivity pricing" and further states this is "intended to illustrate certain reserve sensitivities to the commodity prices and should not be confused with "SEC Pricing Proved Reserves" and does not comply with SEC pricing assumptions." Based on the information contained in footnote (1) to the table, it appears to us that the prices used do conform to the requirements in Rule 4-10(a)(22)(v) of Regulation S-X and are not related to an alternative commodity price. Please tell us why the information presented constitutes a reserves sensitivity analysis under Item 1202(b) of Regulation S-K.

Oil and Gas Properties, Wells, Operations, page 37

3.   We note your filing does not appear to include the disclosures relating to the total gross and net developed and undeveloped acreage or the minimum remaining terms of your leases. Please amend your filing to address the requirements contained in Items 1208(a) and 1208(b) of Regulation S-K.

Supplementary Oil and Gas Reserves Estimation and Disclosures-ASC 932 (Unaudited), page F-49

Net Proved Developed and Proved Undeveloped Reserves, page F-50

4.   We note your disclosure of the changes in net quantities of your proved reserves; however, your filing does not appear to include any explanation of the significant changes in your reserves also required in FASB ASC 932-235-50-5. Please amend your filing to include an appropriate explanation.

Exhibit 99.1

5.   The second paragraph of your letter states that the report "has been prepared for the exclusive use of Dejour Energy (Alberta) Ltd. for corporate reporting purposes and no part thereof shall be reproduced, distributed or made available to any other person, company, regulatory body or organization pursuant to Part 5 Section 5.7 of NI 51-101" and further states "AJM Deloitte hereby gives its consent to the use of its name and to the said estimates pursuant to Part 5 Section 5.7 of NI 51-101." As Item 1202(a)(8) of Regulation S-K requires the report, the letter should contain no language that could suggest either a limited audience or a limit on potential investor reliance.

6.   We note the reserve report includes information relating to probable reserves; whereas, information relating to probable reserves is not disclosed in Form 20-F. Either file a revised report which does not include the information relating to probable reserves or amend the Form 20-F to include that information.

7.   We note under the section entitled "Production Forecasts" on page 13 you state that "if the reserves were located in a remote location and/or the reserve volume was of higher risk, the reserves were forecast to come on-stream beyond five years from the effective date" when the company could not provide specific on-stream date information. Please tell us if you have used on-stream dates for any of the proved undeveloped reserves contained in your report that are beyond five years of the effective date of the report or since disclosure of such reserves by Dejour in a filing made with the SEC.

8.   We note the reserve report does not include the following disclosures required in Item 1202(a)(8) of Regulation S-K:

- The reserve report does not clearly state it was prepared for the purpose of inclusion as an exhibit in a filing made with the SEC as required in Item 1202(a)(8)(i) of Regulation S-K.
- The reserve report does not state the date on which the report was completed as required in Item 1202(a)(8)(ii) of Regulation S-K.
- The reserve report does note state the proportion of the registrant's total reserves covered by the report as required in Item 1202(a)(8)(iii) of Regulation S-K.
- The reserve report does not include a statement that the assumptions, data, methods and procedures are appropriate for the purpose served by the report as required in Item 1202(a)(8)(iv) of Regulation S-K.
- The reserve report does not include a summary of the prices actually used in the estimation of the reserves in accordance with 210.4-10(a)(22)(v) of Regulation S-X as part of the disclosure of the primary economic assumptions under Item 1202(a)(8)(v) of Regulation S-K.
- The reserve report does not include the net quantities of proved reserves estimated in accordance with 210.4-10(a)(22)(v) of Regulation S-X as required under Item 1202(a)(8)(ix) of Regulation S-K.

Please amend the report to include the disclosures noted as requirements under Item 1202(a)(8) of Regulation S-K. See Instruction 2 to Item 4 of the Form 20-F.

Exhibit 99.2

9. In reference to your discussion of the Kokopelli Field, we note you state that the proved undeveloped reserves are "limited to the number of wells in Dejour's five-year plan." Please refer to Item 1203(d) of Regulation S-K and tell us if any of your proved undeveloped reserves will remain undeveloped for five years or more since disclosure by Dejour in a filing made with the SEC.

10. We note the reserve report does not include the following disclosures required in Item 1202(a)(8) of Regulation S-K:

- The reserve report does not clearly state it was prepared for the purpose of inclusion as an exhibit in a filing made with the SEC as required in Item 1202(a)(8)(i) of Regulation S-K.
- The reserve report does not state the date on which the report was completed as required in Item 1202(a)(8)(ii) of Regulation S-K.
- The reserve report does note state the proportion of the registrant's total reserves covered by the report as required in Item 1202(a)(8)(iii) of Regulation S-K.
- The reserve report does not include a statement that the assumptions, data, methods and procedures are appropriate for the purpose served by the report as required in Item 1202(a)(8)(iv) of Regulation S-K.
- The reserve report does not include a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves as required in Item 1202(a)(8)(vi) of Regulation S-K.
- The reserve report does not include a statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report as required in in Item 1202(a)(8)(viii) of Regulation S-K.
- The reserve report does not include the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates. If the registrant files a report of the third party as an exhibit, the third party must include in that report a disclosure under Item 1202(a)(7) of Regulation S-K.

Please amend the report to include the disclosures noted as requirements under Items 1202(a)(7) and 1202(a)(8) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362, or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699 with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Daniel M. Miller